Mail Stop 4561

      March 10, 2006

Martin Landis
Chief Executive Officer
Landwin REIT, Inc.
17200 Ventura Blvd., Suite 206
Encino, California 91316

Re:	Landwin REIT, Inc.
      Amendment No. 3 to Form S-11
      Filed on March 2, 2005
      File No. 333-129534

Dear Mr. Landis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General
1. Please update your financial statements pursuant to Rule 3-12 of
Regulation S-X.



Table III, page C-8
2. We reissue comment 17 in part. In footnote 4, you state that the
"Cash generated from capital" line item represents the purchase escrow refund following the purchase of property. Please revise to note who placed the money in escrow and why.

Part II

Exhibit 5.1 - Legal Opinion
3. We note your response to comment 20, however, we continue to believe that the reference to the State of Texas indicates that you are admitted in a jurisdiction other than the jurisdiction whose law you are opining upon. Please have counsel revise so that it does not appear that you are carving out the relevant jurisdiction.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










      You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.


Sincerely,



      Elaine Wolff
      Legal Branch Chief

cc:	Gina E. Betts, Esq. (via facsimile)
	Locke Liddell & Sapp LLP

Martin Landis
Landwin REIT, Inc.
March 10, 2006
Page 1